NEWS RELEASE

Alderon Announces Signing of Project Financing Engagement Letter

September 12, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has signed an engagement letter (the “BNP Paribas Engagement Letter”) under which it has given BNP Paribas an exclusive mandate to act as lead arranger of up to a US$1 billion senior debt financing facility (the “Senior Debt Facility”) to complete the construction and start-up of the Kami Iron Ore Project (the “Kami Project”), located in the Labrador Trough. The BNP Paribas Engagement Letter sets forth the required steps, including agreement on final terms and conditions and requisite documentation for the Senior Debt Facility, completion of due diligence, and procurement of credit approvals, among other things. The BNP Paribas Engagement letter does not constitute a commitment to provide financing.

Alderon is pursuing a financing strategy for the Kami Project based on a combination of the Senior Debt Facility, other debt options, equipment financing, equity and off-take partner contributions. In order to provide flexibility and maximize its financing options, Alderon intends to pursue the Senior Debt Facility and its other debt options in parallel, and is targeting a total debt financing amount of US$1 billion. Alderon will in particular be evaluating an offering of senior secured notes in the capital markets to ensure that it obtains the total US$1 billion target.

"The signing of the engagement letter represents a significant step forward towards obtaining project financing for the construction of the Kami Project," said Mark Morabito, Alderon’s Executive Chairman. “We expect our financing strategy to provide maximum flexibility for Alderon to achieve its US$1 billion debt financing target and to obtain all of the required capital to develop the Kami Project. Alderon also expects that a portion of the debt financing will be provided by Chinese banks given Hebei Iron & Steel Group’s involvement in the Kami Project and the strong relationship that Hebei has with many Chinese banks.”

"We are pleased to be working with the BNP Paribas team to bring the Kami Project into production. The combination of the proven financial capability of BNP Paribas, coupled with the high quality project team currently at work on the Kami Project gives us great confidence that this project will be developed in an environmentally and socially responsible manner to the benefit of our shareholders, employees and local stakeholders” said Tayfun Eldem, President and CEO of Alderon. "We believe the high quality, large scale and favorable proximity to infrastructure in the Labrador Trough combined with 60% of the production presold to Hebei for the next 15 years, make it an attractive candidate for financing from the international banking community.  This step illustrates that progress for finalizing our financing is keeping pace with the Kami Project environmental assessment process, which we expect to be nearing completion in the coming months."

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities of the Company in the United States or any other jurisdiction. The securities of the Company have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any other jurisdiction and may only be offered and sold in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act. In addition, the securities of the Company may only be offered and sold in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co., Ltd. (“HBIS”), is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
1-514-817-5799 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the anticipated amount, timing and successful completion of the Senior Debt Facility and other financing; (iii) the completion of the environmental assessment process; (iv) the commencement of construction and commercial production of the Kami Project; and (v) the anticipated involvement of Chinese banks in the debt financing process.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. The BNP Paribas Engagement Letter does not constitute a commitment to underwrite, provide or secure financing, which remains subject to due diligence, the preparation of offering documents and completion of other definitive documentation, credit and other approvals, and market and other conditions.  There can be no assurance that the anticipated Senior Debt Facility or other financing will be completed on terms acceptable to Alderon or at all.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property, including the proposed Senior Debt Facility, may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.